LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521
(888) 542-7720

September 22, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:               LJM Energy Corp.
Registration Statement on Form S-1
Filed August 23, 2010
File No. 333-169014

Dear Mr. Brown:

On behalf of LJM Energy Corp., a Nevada corporation (the “Company”), and in response to your letter dated September 20, 2010, regarding the Company’s Registration Statement to Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on August 23, 2010, the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1. We note that you disclose throughout the filing that you are only registering the issuance of shares in the State of Colorado.  Please state this fact on the cover page of the prospectus.  Please clarify the reason the company has selected to only register in the State of Colorado given its incorporation in Nevada and working interest in Oklahoma.  In the alternative, revise the registration statement to indicate where the securities will be offered.

Response:  The Company revised the cover page of the prospectus to specify that the Company is only registering the issuance of shares in the State of Colorado. The Company is currently registering shares in Colorado because Mr. Felix has friends and family and several business contacts located in the State of Colorado, and therefore, Mr. Felix believes he will be able to raise significant funds in the State of Colorado.

2. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  See Release No. 33-6932 (April 28, 1992).  Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419.  In your response, please disclose your specific business plan.  While you state that your business plan is “to acquire working interests in oil and gas properties for exploration, appraisal and development,” disclose into specific properties you are seeking.  Tell us your specific plans, including:

-	The experience of your sole officer and directors in executing your business plan of acquiring working interests in oil and gas properties for exploration, appraisal and development,
-
How your sole officer and director has visited the Magnolia Prospect and whether your sole officer and director has visited the Magnolia Prospect, or expects to visit the Magnolia Prospect in the near future,

-	The amount of resources currently on hand, and after this offering,
-	The amount of resources you expect to spend in the next 12 months to further your business plan,
-	Substantive steps taken in furtherance of a business plan, and
-	The specific timelines for completing the plan, and the specific circumstances that would cause you delay.

Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Response:  In response to your request for a detailed analysis of why the Company believes that it is not a blank check company within the meaning of Rule 419(a)(2) of Regulation C, the Company has Release Number 33-6932 of the Securities and Exchange Commission dated April 13, 1992 (“Release”) including the provisions of the Release which specify that a “blank check company” means a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies , or other entity.  Additionally, as you know, a development stage company is defined in Rule 1-02(h) of Regulation S-X as a company that is devoting substantially all of its efforts to establishing a new business in which planned principal operations have not commenced, or have commenced but from which there has been no significant revenue.  Also, please note, the provisions of the Release specify that start-up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering.  The Company does not believe it is a blank check company because the Company has a specific business plan or purpose and that business plan does not include a merger with or acquisition of an unidentified company or companies.

As specified in the Company’s registration statement, the Company’s business is to acquire working interests in oil and gas properties for exploration, appraisal and development. The Company currently owns a three percent working interest in the Magnolia Prospect and intends to locate and participate in additional projects subject to raising capital in the offering which is being registered pursuant to Form S-1.  The Magnolia prospect is a proposed three well developmental drilling project that is located on 240 acres of land in Pottawatomie County, Oklahoma.

The Company’s management, Joel Felix, has significant experience with technology, real estate investments and development activities. Mr. Felix’s experience in the oil and gas properties for exploration, appraisal and development is limited. The Company has revised Amendment No. 1 to disclose that his oil and gas experience is limited and include a risk factor regarding his lack of oil and gas experience. The Company has had informal talks with a few individuals who have indicated that they may be willing to work for the Company in the event that the Company is successful in raising funds in the offering. Although Mr. Felix has limited experience in oil and gas, he has over the last several months taken a keen interest in natural resources. To that extent and as disclosed in Form S-1, Mr. Felix has also recently become a director of Iron Glen Holdings Limited, an early stage exploration company located in Queensland, Australia. Furthermore, in August 2010, Mr. Felix became an officer and director of United Petroleum Corp., a private company which was incorporated in August 2010 and intends to purchase certain oil and gas interests in the State of Texas. Upon consummation of the asset purchase, Mr. Felix intends to resign as an officer and director of United Petroleum Corp. and, remain a minority shareholder of that company and focus his efforts on the Company’s projects. The Company has revised Amendment No. 1 to specify that Mr. Felix is an officer and director of United Petroleum Corp.

Mr. Felix became involved with the Magnolia Prospect from his contacts in Oklahoma, specifically- Scott Thomas and Steve Van Horn, who introduced him to the Magnolia Prospect. To date, Mr. Felix has not visited the Magnolia Prospect primarily because he has been waiting for the project to initiate drilling operations. As of the date of this letter, the Company has been informed by the operator that the final land work is being completed for the Magnolia Prospect and it is scheduled to spud in October 2010. Mr. Felix intends to visit the Magnolia Prospect after the drilling operations commence and prior to the registration statement becoming effective so that he can respond more fully to questions from potential investors about the Magnolia Prospect.

The Company currently has very limited resources on hand, approximately $8,000. If the Company is successful in the offering being registered pursuant to Form S-1, then the Company will have up to $1,000,000 in hand. The Company has disclosed in Form S-1 that it needs to raise substantial funds in the offering to implement its business strategy.

The amount of resources that the Company expects to spend in the next twelve months to further its business plan is dependent on the amount of funds raised in the offering being registered pursuant to Form S-1. The Company has further disclosed that it needs a minimum of $75,000 to pay for the expenses of the offering and to conduct the Company’s proposed business activities. All of those funds would be spent in furtherance of the Company’s business plan and would be sufficient to cover the Company’s expenses over the next twelve months. However, the Company hopes to raise $1,000,000, which would allow the Company to implement its business plan to the full extent that the Company envisions.

The Company has taken numerous substantive steps in furtherance of its business plan. Some of those steps include the following: The Company was incorporated in March 2010 after Mr. Felix identified the Magnolia Prospect.  Shortly after incorporation, the Company purchased a three percent working interest in the Magnolia Prospect. Mr. Felix loaned funds to the Company to purchase that interest. From March 2010 to June 2010, Mr. Felix spent a significant period of time negotiating with an investor group regarding investing in the Company for the purpose of acquiring additional oil and gas interests. In July 2010, Mr. Felix ended negotiations with the group due to the parties’ inability to agree on valuation of the proposed business. Mr. Felix then decided the Company would be better off raising funds in a small public offering pursuant to a registration statement. Shortly thereafter, the Company retained the services of an independent bookkeeper to review the Company’s books and records and to prepare the financial statements to be audited. The Company retained its public accountant to audit the financial statements. In August 2010, the Company filed Form S-1 and filed the requisite paperwork with the State of Colorado to register the offering in Colorado. Since this time, Mr. Felix has been reviewing information regarding new prospects that may fit into the Company’s business strategy.

The specific timelines for completing the plan is significantly dependent on the Company’s ability to raise funds in the offering being registered pursuant to Form S-1. The Company hopes the registration statement will become effective in the next two months and that the Company will be able to begin raising funds, which will allow the Company to effectuate its business plan. Failure to have the registration statement become effective will significantly delay the Company’s ability to effectuate its business plan.

For the reasons specified above, the Company believes it is not a blank check company, as contemplated by the provisions of Rule 419, and should not be considered as such.

3. Finally, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

Response: The Company does not have any current or future plans to engage in mergers or acquisitions with other companies or entities. However, part of the Company’s business strategy includes potentially entering into joint ventures with parties that may be able to assist the Company in effectuating its business plan. The Company has included such disclosure on Page 15 of Form S-1.

4. We note your statement throughout the filing that, “the operator of the well and the Magnolia Prospect, believes that there are at least three infield drillable locations that can produce in paying quantities from three or more different formations in each well with potentially a life of more than thirty years.” Please provide the basis for this statement.

Response: The basis for this statement is that there is active production on all sides of the Magnolia Prospect, which is well documented in the historical record of those areas near the Magnolia prospect. The Company has revised its disclosure to specify its basis for the statement.

5. We note the statement in reference to your undivided interest in the Magnolia Prospect to include interests in the oil and gas leases currently held by Mid-OK Energy Partners “in an area of mutual interest.”  Please revise to clarify what is meant by “in an area of mutual interest” to clearly establish the scope of your interest in the property.

Response:   The Company has revised its disclosure to clarify what is meant by “in an area of mutual interest” to clearly establish the scope of the Company’s interest in the property.

Prospectus Summary, page 4

6. Please expand your discussion to clearly explain what is meant by a “three percent undivided working interest” in the Magnolia prospect.  Disclose your obligations under your agreement, as well as what interests you have, such as an interest in the revenue stream or royalties or some other interest.  Provide an estimate of your share of the total cost to drill the test well and to complete the test well.  Disclose how you expect to earn money from this project and when you might expect production from this project.  Disclose the other party or parties who have interests in the Magnolia prospect, and briefly discuss their financial resources available to develop this project.  Finally please file as exhibits all agreements relating to this prospect.

Response:   The Company has revised the Prospectus Summary to disclose its obligations under the participation agreement, as well as what interests it has, such as an interest in the revenue stream or royalties or some other interest.  The Company has provided an estimate of its share of the total cost to drill the test well and to complete the test well.  The Company has disclosed how it expects to earn money from this project and when it might expect production from this project.  The Company has disclosed it is unaware of other party or parties who have interests in the Magnolia Prospect, and has briefly discussed its financial resources available to develop this project. The Company has previously filed as exhibits all agreements relating to this prospect. The Company anticipates it will enter into a Joint Operating Agreement with Mid-OK Energy Partners at some point in the future. However, as of the date of this letter, no such agreement has been entered into.

7. We note that in this section, you state that your anticipated funds for working capital will be used for the acquisition of additional working interests in oil and gas leases.  In contrast, we note that your Use of Proceeds section indicates that working capital will be used to pay general administrative expenses, legal expenses and accounting expenses for the next twelve months without mentioning the use of working capital funds for the acquisition of other working interests in oil and gas.  Please reconcile your disclosure to clearly indicate throughout the filing, the use of proceeds.  In particular, specifically disclose the anticipated use of proceeds allocated as working capital.

Response: The Company has reconciled its disclosure to clearly indicate throughout the filing, the use of proceeds.  In particular, the Company specifically disclosed the anticipated use of proceeds allocated as working capital.

8. To the extent your anticipating use of proceeds does not include the acquisition of additional working interests in oil and gas leases, please revise your disclosure to clarify that this is not an activity by the company or indicate the source of funds that will be available outside this offering that will be used for this purpose.

Response: The Company has revised it disclosure to indicate that the amount of use of proceeds does include the acquisition of additional working interests in oil and gas leases

Risk Factors, page 5

9.  Include risk factor disclosure regarding your sole officer, director and employee’s lack of experience in the oil and gas field.  In your revision, disclose Mr. Felix’s business background, which we note to be in the internet and real estate fields only.

Response:  The Company has revised its disclosure to include a risk factor regarding Mr. Felix’s business background and lack of experience in the oil and gas field.

Investors in this Offering Will Suffer Immediate and Substantial Dilution…page 7

10. Please expand your risk factor disclosure to include the effect on investors if only 25% of the offered shares are sold.

Response: The Company has revised its disclosure to expand its risk factor disclosure to include the effect on investors if only 25% of the offered shares are sold.

Our Officers and Directors Are Engaged in Other Activities… and We Depend On the Efforts and Abilities of Our Management…page 7

11.  You indicate that your director and officer may have additional responsibilities to provide management and services to other entities and that outside demands on your management’s time may prevent him from devoting sufficient time to your operations.  Specify the amount of time that your director and officer is able to dedicate to the company and its business.

Response:  The Company has revised its disclosure to specify the amount of time that the Company’s director and officer is able to dedicate to the Company and its business.

Our Board of Directors Has the Authority, Without Stockholder Approval, to Issue Preferred Stock..page 8

12. Please expand the risk factor to include risks associated with Mr. Felix as the entire board of directors and his ability to issue preferred stock without shareholder approval, especially in the event of the offering is not subscribed sufficiently to constitute a majority.

Response:  The Company has revised its disclosure to include a risk factor that Mr. Felix serves as the entire board of directors and therefore has the ability to issue preferred stock without shareholder approval, especially in the event of the offering is not subscribed sufficiently to constitute a majority.

Because We May Be Subject to the “Penny Stock” Rules… and We Lack a Public Market for Shares of Our Common Stock…page 9

13.  Indicate whether you intend to apply for listing of its common stock on an exchange or for quotation of its common stock in the automated quotation system of a registered securities association.

Response:  The Company has revised its disclosure to indicate that the Company intends to apply for quotation of its common stock in the automated quotation system as the Over the Counter Bulletin Board or the Pink OTC Markets.

Forward-Looking Statements, page 9

14. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.  See Securities Act Section 27(a)(2)(D) and Exchange Act Section 21(E)(b)(2)(D).  Therefore, if you retain this section, please state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  The Company has revised its disclosure to provide that the safe harbor protections do not apply to its statements made in connection with the offer.

Use of Proceeds, page 10

15. We note that your sole officer and director has agreed to contribute funds to pay some of the company’s expenses in the event the offering is unsubscribed.  Please describe and file any agreements between Mr. Felix and the company.  See Item 601 of Regulation S-K.

Response:  There is no formal agreement, arrangement or understanding between Mr. Felix and the Company with respect to paying some of the Company’s expenses in the event the offering is unsubscribed. Therefore, no agreements have been filed as exhibits.

Plan of Distribution, page 12

16. We note that you indicate that the company can accept or reject any subscription agreements.  Please indicate the reasons you would reject a subscription agreement.

Response:  The Company has revised its disclosure to specify that the Company will reject a subscription for the following reasons: (i) the Company’s management has reason to believe that the potential investor is the subject of pending, adjudicated or settled regulatory action or investigation by a regulatory body, or civil or criminal action related to fraud or securities laws violations; and (ii) the Company’s management believes that accepting the subscription from the potential investor is not in the best interest of the Company.

17. We note your statement that “[a]lthough Mr. Felix is an associated person of the company as that term is defined in Rule 3a4-1 under the Exchange Act, she believes she will not be deemed to be a broker for the following reasons…” Please modify the pronouns to clearly indicate that your Rule 3a4-1 analysis was in reference to Mr. Felix.

Response:  The Company has revised its disclosure to modify the pronouns to clearly indicate that your Rule 3a4-1 analysis was in reference to Mr. Felix.

Directors, Executive Officers, Promoters and Control Persons, page 13

18. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure.  See Item 401(e) of Regulation S-K.

Response: The Company has revised its disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the Company's business and structure.

Description of Business, page 14

19. Please revise your disclosure in this section and throughout the filing to indicate the proportional share of drilling and completion costs estimated for Magnolia Prospect. Further, indicate the projected timetable.

Response:  The Company has revised its disclosure to indicate (i) the proportional share of drilling and completion costs estimated for Magnolia Prospect and (ii) the projected timetable.

20. We note your dependence on the operator of the well, Mid-OK Energy Partners.  In light of the potential costs associated with the exploration and development of oil and gas wells, please indicate whether Mid-OK Energy Partners has sufficient capital to pursue the exploration and development of the Magnolia Prospect in the event you are able to pay your proportional share of drillings and completion costs.

Response: The Company has revised its disclosure to specify that Mid-OK Energy Partners has sufficient capital to pursue the exploration and development of the Magnolia Prospect in the event we are unable to pay our proportional share of drillings and completion costs.

Liquidity and Capital Resources, page 17

21. We note that you do not currently anticipate that you will need to raise additional capital in addition to the funds raised in this offering.  In light of this statement, given you stated business plan of acquiring working interests in oil and gas properties, please indicate the types of properties you will be acquiring with the proceeds of the offering, at varying success levels of the offering.  If the offering is unsuccessful or is of limited success, such as if you raise less than $75,000, clarify whether you will conduct other offerings to meet your capital needs.

Response: The Company has revised its disclosure to indicate the types of properties the Company will be acquiring with the proceeds of the offering, at varying success levels of the offering. The Company has also revised its disclosure to clarify whether the Company will conduct other offerings to meet its capital needs if the offering is unsuccessful or is of limited success, such as if the Company raises less than $75,000.

22. We note your statement that, “[i]f [you] raise more than $250,000 in this offering, [you] may need to [] purchase or lease additional equipment.” Indicate what equipment you currently own or lease and state the purpose of owning or leasing your own equipment since your only property is a non-operating working interest.

Response: The Company has revised its disclosure to indicate what equipment the Company currently owns or leases and the additional equipment that would be purchased, including computer equipment as provided in the use of proceeds section.

Related Party Transactions, page 18

23. Please revise to include the loan from your sole officer and director.

Response:  The Company has revised its disclosure to reflect the loan from our sole officer and director.

Market for Common Equity and Related Stockholder Matters, page 18

24. We note your statement that you are not required to deliver an annual report to security holders. Please provide the basis for this statement given your reporting obligations after the registration statement is declared effective under Rule 15(d) of the Securities and Exchange Act of 1934.

Response: The Company has revised its disclosure to specify that the Company will have certain reporting obligations after the registration statement is declared effective under Rule 15(d) of the Securities and Exchange Act of 1934.

Executive Compensation, page 19

25. Please include the 3 million shares issued to Mr. Felix in the summary compensation table, to tell us why it does not need to be included.

Response:  The Company has revised its disclosure to reflect the three million shares issued to Mr. Felix in the summary compensation table.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated September 20, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

LJM Energy Corp.

/s/ Joel Felix
Joel Felix
Chief Executive Officer